EXHIBIT 99.1

Gord Johnston to Transition to Vice Chair of Stantec’s Board of Directors

Susan Reisbord Appointed President & Chief Executive Officer

EDMONTON, Alberta and NEW YORK, June 17, 2026 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, announces today that Gord Johnston will retire as president and chief executive officer, effective October 1. Mr. Johnston will remain on the Board, taking on the role of vice chair. Susan Reisbord, currently chief operating officer of the North America business, has been appointed as the next president and chief executive officer.

“Susan is a proven leader with a strong track record of delivering results,” said Doug Ammerman, chair of Stantec’s Board of Directors. “Under Susan’s leadership, Stantec is well positioned to deliver on its commitments today, while advancing into its next chapter of growth, including the development and execution of the Company’s next Strategic Plan.”

“Susan is the right leader for Stantec’s next chapter,” said Mr. Johnston. “She understands our business, our strategy, and our culture, and will continue to drive operational excellence and growth across the company. I have full confidence in her and in the Company’s future.”

Deep Commitment to Continuity

This transition is the result of a long-standing, Board-led succession plan. Stantec’s client relationships, project delivery, and operational focus remain unchanged, reflecting the strength and consistency of its leadership platform.

Ms. Reisbord brings more than 30 years of experience in the industry, joining Stantec in 2021 with the acquisition of Cardno, where she was the CEO. Ms. Reisbord became the business operating unit leader for Stantec’s Environmental Services business line, before being promoted in 2025 to chief operating officer for North America, the company’s largest geographic operating unit.

“As I step into the role of CEO, I’m excited to do so from a position of strength and stability—which is a direct reflection of the quality of our people,” Ms. Reisbord said. “Stantec does astounding work that matters deeply to the clients and communities we serve. I’m proud to take this great company forward, and I thank Gord for the foundation he’s laid before me.”

A Strong Legacy, a Clear Path Forward

During his eight-and-a-half years as CEO, Mr. Johnston led Stantec through a period of significant transformation—strengthening its global platform, sharpening its strategic focus, and reinforcing a culture grounded in collaboration, technical excellence, and purpose. Under his leadership, Stantec advanced its position as a truly global, innovative, and resilient professional services firm, navigating industry cycles with discipline while continuing to invest in people, capabilities, and long-term growth.

“On behalf of the Board, I want to thank Gord for his outstanding leadership,” said Mr. Ammerman. “Over his tenure as CEO, he expanded our global footprint, refined our strategy, and built a deep, capable leadership team that positions the company well for the future.”

“As I step away from the role of president and CEO, I do so with great pride and gratitude—pride in our people and gratitude for all we’ve been able to accomplish together,” said Mr. Johnston. “Stantec is a strong company with a bright future. I have tremendous confidence in where it is headed under Susan’s leadership, and I look forward to continuing to support the Company’s success as vice chair of the Board.”

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the executive succession plan described above. By their nature, forward-looking statements are based on assumptions and subject to risks and uncertainties. There is a risk that the executive appointments described above may be accelerated, delayed, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the succession plan referred to above and its expected impact.

Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Danny Craig Director, Public Relations Ph: (949) 632-6319 danny.craig@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com